MULTIFUNDS
                             For investors too smart
                               to do it themselves

May 3, 2007

Mr. Brick Barrientos
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:   Markman MultiFund Trust
      File Nos. 33-85182 and 811-8820

Dear Mr. Barrientos:

      This letter is to recapitulate the comments we discussed on April 13, 2007 regarding the Markman MultiFund Trust's (the "Registrant") 485(a) filing, which filing added an A Share Class to the Markman Core Growth Fund (the "Fund"), and to describe the Registrant's responses. The responses, where appropriate, will be incorporated in the Registrant's 485(b) filing. The page number references are to the Registrant's most-recent 485(a) EDGAR filing.

                                   Prospectus

Page 2      Investment Objective

COMMENT

You noted that the Board of Trustees may change the Fund's investment objective without shareholder approval, as long as notice is given. You requested a statement be added regarding how much notice will be given to shareholders.

RESPONSE

A statement has been added to this section stating the Fund will provide shareholders with at least 30 days notice.


Investment Adviser                      Shareholder Services
Markman Capital Management, Inc.        c/o Integrated Investment Services, Inc.
6600 France Avenue South, Suite 565     PO Box 5354
Minneapolis, Minnesota 55435            Cincinnati, Ohio 45201
Telephone:  952-920-4848                Toll-free:  800-707-2771
Toll-free:  800-395-4848

Mr. Brick Barrientos
May 3, 2007
Page 2


Page 2      Principal Investment Strategy

COMMENT

You noted that the section Principal Risk Considerations includes a discussion of the risks of investing in high yield securities, also know as "junk bonds", but that there was no mention of high yield securities in the discussion of Principal Investment Strategy. You requested that high yield securities be added to the Principal Investment Strategy section.

RESPONSE

High yield securities have been added to the Principal Investment Strategy section.

COMMENT

You requested an explanation of the Adviser's strategy in selecting fixed-income securities for the Fund's portfolio.

RESPONSE

In discussion with the Adviser it was determined that fixed-income securities are not a principal investment strategy, and so reference to fixed-income securities have been removed.

Page 5      Performance

COMMENT

You noted that the text in the first paragraph of this section did not include a necessary clause regarding the Fund's performance "before and after taxes".

RESPONSE

The clause has been added.

COMMENT

You requested that a completed performance table be provided for your review.

RESPONSE

A completed performance table was provided to you under separate cover.

Mr. Brick Barrientos
May 3, 2007
Page 3


Page 9      Investment Adviser

COMMENT

You noted that the second paragraph at the top of page 9 referred readers to the Registrant's June 30, 2005 Semi-annual report for a discussion of the basis for the Board of Trustees approval of the management agreement with the Adviser, and requested that this be updated.

RESPONSE

I pointed out that the current management agreement (as of the end of fiscal year 2006) was for a two-year term, ending May 1, 2007, and that there was no more current discussion of the basis for the Board of Trustees approval of the management agreement. The Registrant's June 30, 2007 Semi-annual report will include a discussion for the basis of the Board of Trustees renewal of the management agreement with the Adviser.

Page 16     Additional Redemption Information

COMMENT

You noted the statement in the 6th paragraph "Under unusual circumstances, when the Board of Trustees deems it appropriate, the Fund may make payment for shares redeemed in portfolio securities of the Fund taken at current value." ("Redemption In Kind") You requested additional disclosure regarding Redemption in Kind pursuant to Form N-1A Item 7(c)(3). During a subsequent telephone conversation with you regarding this matter, you stated that the requested additional disclosure is related to Rule 18f-1 of the Investment Company Act of 1940.

RESPONSE

The Registrant made its notification of election pursuant to Rule 18f-1 by filing Form N-18F-1 on January 24, 2003. Rule 18f-1(b)(1) states that such an election "[s]hall be described in either the prospectus or the Statement of Additional Information, at the discretion of the investment company . . ." The Registrant has determined to make the disclosure required by Rule 18f-1(b)(1) in the Statement of Additional Information; the disclosure is on page 32 of the Statement of Additional Information.

Mr. Brick Barrientos
May 3, 2007
Page 4


            Statement of Additional Information

Page 17 Disclosure of Portfolio Holdings

COMMENT

You requested that the lag time between request for, and provision of, portfolio holdings information pursuant to the on-going arraignments enumerated in the Statement of Additional Information be disclosed.

RESPONSE

This information has been added to the Statement of Additional Information.

COMMENT

You requested that any agreements not to trade on portfolio information with the parties identified be disclosed.

RESPONSE

This information has been added to the Statement of Additional Information.

Page 26     Investment Manager

COMMENT

You requested that the dollar amount of compensation paid to the Adviser for the last three fiscal years be stated.

RESPONSE

This information has been added to the Statement of Additional Information.

Mr. Brick Barrientos
May 3, 2007
Page 5


      In providing the above responses, the Registrant acknowledges the following:

      o the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have questions regarding this letter, or need any additional information, do not hesitate to call me at 513.362.8248.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Assistant Secretary